Wells Fargo Securities, LLC

500 West 33rd Street

New York, New York 10001

October 29, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jane Park

Re:	Integral Acquisition Corporation 1

Registration Statement on Form S-1

Registration File No. 333-257058

Dear Ms. Park:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Integral Acquisition Corporation 1 (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1, as amended, so that it becomes effective at 4:00 PM, Eastern Time, on Tuesday, November 2, 2021 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ellenoff Grossman & Schole LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that they intend to distribute approximately 700 copies of the Preliminary Prospectus dated October 20, 2021 to prospective underwriters and dealers, institutional investors, retail investors and others.

We, the undersigned, as representative of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

By:	Wells Fargo Securities, LLC

By:	/s/ Elizabeth Alvarez
Name: Elizabeth Alvarez
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]